EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at March 31,	As at December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$83,218	$81,903
Term deposits with banks	2,043	2,764
Financial assets, available-for-sale	7,999	13,250
Accounts receivables	4,279	4,711
Receivables from sales representatives	10,573	6,523
Inventories	363	230
Prepaid expenses and other current assets	27,912	20,895
	136,387	130,276
Non-current assets
Property and equipment	55,443	55,761
Investment properties	75,111	75,370
Intangible assets	36,568	11,946
Long term investment	413	100
Deferred income tax assets	330	325
Other non-current assets	3,049	2,552
	170,914	146,054
Total assets	$307,301	$276,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,771	$7,698
Deferred income and customer prepayments	118,104	101,841
Accrued liabilities	14,843	17,723
Income tax liabilities	631	714
	144,349	127,976
Non-current liabilities
Deferred income and customer prepayments	11,274	8,290
Deferred income tax liabilities	4,986	1,510
	16,260	9,800
Total liabilities	160,609	137,776

Equity attributable to Company’s shareholders
Common shares	520	518
Treasury shares	(150,089)	(150,089)
Other reserves	153,332	152,591
Retained earnings	129,758	126,653
Total Company shareholders’ equity	133,521	129,673
Non-controlling interests	13,171	8,881
Total equity	$146,692	$138,554
Total liabilities and equity	$307,301	$276,330

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Revenue
Online and other media services (Note 1)	$35,223	$31,982
Exhibitions	2,217	4,381
Miscellaneous	1,477	1,173
	38,917	37,536
Operating Expenses:
Sales (Note 2)	15,034	14,439
Event production	326	1,052
Community and content (Note 2)	6,928	7,022
General and administrative (Note 2)	10,174	8,243
Information and technology (Note 2)	3,391	3,173
Total Operating Expenses	35,853	33,929
Profit from Operations	3,064	3,607
Interest income	186	48
Share of loss of associate	(14)	-
Profit before income taxes	3,236	3,655
Income tax expense	(163)	(55)
Net profit	$3,073	$3,600
Net profit attributable to non-controlling interests	32	(64)
Net profit attributable to the Company’s shareholders	$3,105	$3,536
Basic net profit per share attributable to the Company’s shareholders	$0.09	$0.10
Shares used in basic net profit per share calculations	33,978,792	33,704,140
Diluted net profit per share attributable to the Company’s shareholders	$0.09	$0.10
Shares used in diluted net profit per share calculations	35,573,189	35,349,989

Note:     1.    Online and other media services consists of:

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)

Online services	$30,877	$27,239
Print services	4,346	4,743
	$35,223	$31,982

Note:    2.     Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)

Sales	$62	$118
Community and content	(35)	27
General and administrative	265	146
Information and technology	72	79
	$364	$370